May 19, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mark Webb, Esq.

Re:	Washington Mutual, Inc. Form 10-K Filed February 29, 2008 Revised Preliminary Proxy Statement on Schedule 14A Filed May 9, 2008 File No. 001-14667
Ladies and Gentlemen:
     On behalf of Washington Mutual, Inc., thank you for the prompt attention you have given to the Company’s draft of the Revised Preliminary Proxy Statement on Schedule 14A (“Revised Proxy Statement”), filed with the Commission on May 9, 2008, pursuant to the Securities Exchange Act of 1934, as amended, a further revised draft (the “Second Revised Proxy Statement”) of which we have submitted under separate cover for your review. For your convenience, we will deliver to the Staff separately four marked copies of the Second Revised Proxy Statement which have been marked to show changes made to the Revised Proxy Statement as filed on May 9, 2008, as well as four unmarked copies of the Second Revised Proxy Statement.
     In response to certain of the Staff’s comments, as described further below, the Company will file an amendment to its Form 10-K filed February 29, 2008 (the “Form 10-K”) to incorporate additional disclosures in the Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations. We have included our planned disclosures for the amended Form 10-K (the “Form 10-K/A”) within Exhibit A to this letter which we hereby submit for your review.
     Set forth below are responses to the comments contained in the letter of the Staff of the Commission to Washington Mutual, Inc., dated May 16, 2008. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced verbatim in bold font.
Form 10-K, filed February 29, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Credit Risk Management, Option ARM Home Loans, page 55

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

1.	We refer to your response to Comment 3 in which you state that the estimated effects of the negative amortization that results from recasting Option ARMS are embedded in the Company’s models for projecting future cash flows and liquidity and therefore cannot be isolated and quantified for separate disclosure. Considering the significance of Option ARM loans on the Company’s operations, please tell us if you have an alternate methodology for determining the effect of recasting Option ARMS on your future cash flows and liquidity. Consider in your response the following:
•	The “Portfolio and Risk Management Practices” section of the Interagency Guidance on Nontraditional Mortgage Products states institutions should perform stress testing through sensitivity analysis on key portfolio segments to identify and quantify events that may increase risks in a segment or the entire portfolio.

•	The materiality of the total of $12.4 billion of Option ARM loans that are expected to recast in 2008 and 2009.

•	The key statistics for Option ARM loans on page 57 states that about 69% of the loan portfolio as of December 31, 2007 included a financial payment that resulted in negative amortization.
Response
The Company does not presently use an alternate methodology for determining the effect of recasting of Options ARMS on our future cash flows and liquidity. We agree with the Staff that recasting events associated with Option ARM loans may increase risks in the held for investment portfolio and we have described the recasting features in detail on page 56 of the Form 10-K.

We have not previously sought to separately identify the effects of recasting events as indicated in our response to the Staff’s Comment 3 in our May 9, 2008 letter since these events are not expected to have a material impact on our expected cash flows or liquidity. Specifically, the Company considers the primary risks of the Option ARM portfolio on its cash flows and liquidity to be related to (a) the deficiency of cash flows that could be experienced if a portion of the loans ceases paying principal and interest, and (b) the decline in liquidity resources that could be experienced if a portion of the Option ARM portfolio becomes unavailable for collateralized borrowing (i.e., in the event the loans become non-performing).

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

First, we consider risks related to the deficiency of cash flows that could be experienced if a portion of the Option ARM loans held in our portfolio ceases paying principal and interest. In response to the Staff’s further comments, we have considered the worst hypothetical impact on cash flows that could occur from recasting of the total $12.4 billion of Option ARM loans that are contractually scheduled to recast in 2008 and 2009. The worst hypothetical impact assumes that all of these loans reach the 5-year recasting event on the same day, none of these loans prepays on or prior to that date and we cease receiving any interest or principal payments on all of these loans after that date. In this unlikely hypothetical scenario, the negative effect on the Company’s cash flow is approximately $1.5 billion annually or approximately $80 million monthly or approximately $2.7 million daily. Normal and routine changes in the Company’s deposit balances and normal and routine variances in principal and interest payments received on all loans in the Company’s held for investment portfolios result in daily liquidity variances of +/- $2 billion. We further note that the effect of negative amortization on the Company’s cash flows in 2007, as measured by the capitalized interest of $1,418 million as shown on page 57 of the Form 10-K, equates to approximately $3.9 million daily.

Second, we consider risks related to the decline in liquidity resources if a portion of the Option ARM portfolio becomes unavailable for collateralized borrowing (i.e., in the event loans become non-performing). In response to the Staff’s further comments, we considered the following hypothetical scenario: If the transition rate to non-performing status for the portion of the Option ARM portfolio scheduled to recast in 2008 and 2009 were to rise as high as 50% higher than expected defaults in the current climate, it would result in $6.2 billion of NPAs. As Option ARMs currently receive advance credit for collateralized borrowing of roughly 60% (depending on individual loan characteristics), this would reduce borrowing capacity by approximately $3.6 billion.

For added context relative to the Company’s expectations, please consider that the Option ARM loans that are scheduled to recast in 2008 and 2009 are predominantly loans that were originated in 2003 and 2004. Given the substantial rates of cumulative home price appreciation in geographic areas of concentration represented in the Company’s Option ARM portfolio since 2003 and 2004 (largely from appreciation in 2003 through 2006) the average estimated current loan-to-value ratio on the Option ARM loans in our portfolio that were originated pre-2005 dropped more than 20 percentage points since loan origination to below 50 percent. This relatively low estimated current loan-to-value ratio and other favorable characteristics of the pre-2005 vintages represent a substantial risk mitigant relative to the recast of such loans in 2008 and 2009 such that the actual impact of NPAs on our borrowing capacity would be expected to be substantially less than $3.6 billion determined in the hypothetical scenario presented above.

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

We respectfully submit that the foregoing illustrates that the cash flow and liquidity effects of recasting events from Option ARM loans is not expected to be material and supports the Company’s view that our reliance on enterprise-level cash flow projections, which do not provide our liquidity management processes with specific views of product-level potential variance due to future credit events, is appropriate.

Finally, the Staff also asked that we consider the “Portfolio and Risk Management Practices” section of the Interagency Guidance on Nontraditional Mortgage Products which states that institutions should perform stress testing through sensitivity analysis on key portfolio segments to identify and quantify events that may increase risks in a segment or the entire portfolio. As discussed above, the Company does not believe that the cash flow and liquidity risks associated with the recast of Option ARM loans are material and therefore the Company does not perform stress testing that is specific to the cash flow and liquidity risks of this segment of our loan portfolio. If changes in the environment were to indicate that such risks could potentially be material, then the Company would initiate the appropriate sensitivity analysis.

The Company will disclose in its Form 10-Q for the second quarter of 2008 that the effects on future cash flows and liquidity of $12.4 billion of Option ARM loans that are expected to recast in 2008 and 2009 are not expected to be material and will explain the basis for its conclusion.

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

Credit Risk Management, Allowance for Loans Losses, page 63
2.	We refer to your response to Comment 5 which states you have presented the five-year table for the allowance for loan losses in Note 6 instead of in MD&A so that this information within the 2007 10-K would not be duplicated. Please revise this section of MD&A under cover of an amendment to the Form 10-K, or tell us why the inclusion of this table in the notes to the financial statements is more meaningful to investors. See General Instruction 2 to Industry Guide 3. Additionally, revise to provide a brief description of the factors that management considered in determining the increases to the yearly allowance as required by Instruction (2) to Item IV of Industry Guide 3 for each fiscal period presented in your revised 10-K.
Response

In response to the Staff’s comments, the Company will amend the Form 10-K to present the five-year table for the allowance for loan losses in MD&A. In addition, the Company will include a brief description of the factors that management considered in determining the changes to the yearly allowance for each fiscal period presented. A copy of the proposed disclosure to be included in an amendment to the Form 10-K (the “Form 10-K/A”) is set forth in Exhibit A to this letter.

We plan to file the Form 10-K/A after receiving any further comments the Staff may have concerning this letter and the proposed disclosures to be included in the Form 10-K/A.
3.	We refer to your response to Comment 6. Please include the following disclosure in the revised section of MD&A that incorporate the five-year table for the allowance for loan losses:
•	The three factors that affected the decrease in the allowance from 2005 to 2006 noted in your response letter dated November 15, 2007.
Response

In response to the Staff’s comments, and as noted in response to comment 2 above, the Company will amend the Form 10-K to present the five-year table for the allowance for loan losses in MD&A. In addition, in the amended section of the Form 10-K/A that incorporates the five-year table, the Company will provide a brief discussion, as set forth in Exhibit A to this response letter, of the factors that

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

management considered in determining the changes to the yearly allowance for each fiscal period presented, including the three factors noted in our response letter dated November 15, 2007. Please refer to the proposed disclosure set forth in Exhibit A to this letter.
•	Tell us and explain in this section why you considered the $20 million decrease in the allowance for home loans in 2006 reflected estimated lower rates resulting from a change in the mix of the loan portfolio towards loans with relatively lower risk characteristics.
Response

In response to the Staff’s comments, the Company will amend the Form 10-K to provide a brief discussion of the factors that management considered in determining the changes to the yearly allowance for each fiscal period presented, including the drivers of the $20 million decrease in the allowance for home loans in 2006. Please refer to the proposed disclosure set forth in Exhibit A to this letter.

We indicated in our May 9, 2008 response to your Comment 6 that, although the allowance allocated to the home loans product category decreased by approximately $20 million during 2006, the allowance increased as a percentage of the total loan balance from 19 bps at the end of 2005 to 20 bps at the end of 2006.

The $20 million decrease in the allowance for home loans is a small amount relative to the approximately $99 billion in the home loans portfolio at December 31, 2006. This decrease resulted from a combination of offsetting effects, including a $15 billion decline in home loans balances during 2006. In addition, the credit risk profile of the loans remaining in the home loans held in portfolio also changed as home prices in geographic areas of portfolio concentration (e.g., California) generally appreciated over the course of 2006. Partially offsetting these factors that reduced the allocated allowance was the impact from increased levels of delinquencies and nonperforming assets.
•	Considering the $410 million increase in nonperforming subprime loans in 2006 and the related $48 million decrease in the allowances for that year, please separately discuss the effects of the impact of changing the loss confirmation period and the nature of the other

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

recalibrations of your statistical models that resulted in a net immaterial change to the allowance.
Response

In response to the Staff’s comments, the Company will amend the Form 10-K to include in MD&A a discussion of the effects of the impact of changing the loss confirmation period and the nature of the other recalibrations of the Company’s statistical models. Please refer to proposed disclosure set forth in Exhibit A to this letter.
Note 7, Securitizations, page 132
4.	We refer to your response to Comment 10 regarding the table of total loans, delinquencies and charge-offs on page 135. Considering you state in your response that the Company does not consider performance metrics such as payment status and charge-offs on securitized loans when estimating the allowance for loan losses, please revise this footnote to provide the following information:
a.	Disclose in the note that the tables of loans on nonaccrual status and net charge-offs are not performance metrics related to securitized loans.

b.	Explain the reasons why the information on nonaccrual loans and net charge-offs are included in the footnote if they are not related to the securitized loans.

c.	Provide a cross reference to the estimated credit risk exposure related to loan securitization transactions in Note 15, “Commitments, Guarantees and Contingencies.”
Response

We are submitting this response after further discussion with the Staff during a telephonic call held on May 19, 2008. While the disclosures presented in the referenced table on page 135 of the Company’s Form 10-K were made pursuant to and meet the requirements of paragraph 17.i.(4) of FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, we believe that the disclosure of credit performance metrics can be enhanced, in future filings, by providing additional, voluntary disclosure that reconciles those metrics from the “managed loans” concept of FAS 140 to the amounts associated with loans held on the Company’s balance sheet.

The following discussion provides the background for the disclosure model provided in our Form 10-K, and describes the steps the Company will take to provide additional transparency to this information in future filings:

Paragraph 17.i.(4) of FAS 140 requires the following disclosure:
“For the securitized assets and any other financial assets that it manages together with them (emphasis added): 10
(a) The total principal amount outstanding, the portion that has been derecognized, and the portion that continues to be recognized in each category reported in the statement of financial position, at the end of the period
(b) Delinquencies at the end of the period
(c) Credit losses, net of recoveries, during the period.
10 Excluding securitized assets that an entity continues to service but with which it has no other continuing involvement.”
As noted in the sentence leading into the table on page 135 of the Form 10-K, total loans presented in the table are those that have both been securitized (off-balance sheet) and those reported (on-balance sheet). Collectively, these two distinct populations represent “managed loans” as described in paragraph 17.i.(4) of FAS 140. Additionally, footnote (2) to this table defines the scope of managed loans by describing the inclusion of both on-balance sheet and off-balance sheet amounts in the reported totals.

As required by FAS 140, the credit performance statistics disclosed in the table also reflect a combination of both securitized assets in which the Company has continuing involvement (in the form of interests, other than servicing, retained from securitizations) and loans that are recorded on the balance sheet.

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

In bullet point 3 to Comment 10 of the Staff’s May 1, 2008 letter, the scope of the question posed by the Staff was limited to how the performance of the off-balance sheet securitized loans affected our determination of the on-balance sheet allowance for loan losses. Accordingly, our statement that we do not consider performance metrics such as changes in payment status and charge-offs on securitized loans when estimating the allowance for loan losses was intended, in part, to distinguish the difference in the accounting and reporting models used to estimate credit risk in on-balance sheet loan portfolios versus the principles applied to estimate the potential credit risk of loans that have been sold and securitized. We did not intend to imply by our response that the securitized loans were excluded as components of the nonaccrual loans and net charge-off totals presented in the table in Note 7 — in fact, they are included as required by FAS 140. To further illustrate the distinction between the managed basis disclosure model of this table and the amounts recorded on the balance sheet, the table also contains the supplemental disclosure reconciling total loans managed to total loans held in portfolio (i.e., on-balance sheet). To provide additional transparency to investors, we will expand this voluntary disclosure in future filings to also provide a reconciliation of total managed loans in nonaccrual status to total nonaccruing loans held in portfolio, and a reconciliation of total managed net charge-offs to total net charge-offs recorded through the allowance for loan losses.

The Staff has asked that we revise our financial statement footnotes to provide a cross reference to the estimated credit risk exposure related to loan securitization transactions in Note 15 Commitments, Guarantees and Contingencies (“Note 15”). However, we believe that because the information presented in the table in Note 7 combines both on-balance sheet and off-balance sheet credit statistics (pursuant to the requirements of FAS 140), these statistics are not relevant for evaluating the credit risk exposure related to securitization transactions as described in Note 15. As these combined statistics are not indicative of our credit risk on securitizations, we respectfully submit that the Company should not provide the cross-reference requested by the Staff, as the information provided in Note 7 is not relevant for evaluating the credit risk exposure related to securitization transactions described in Note 15.

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

Note 13, Advances from Federal Home Loan Banks, Other Borrowings and Trust Preferred Securities, page 144
5.	In future filings, please revise to provide the disclosure required by paragraph 17(a)(2) of SFAS 140 regarding the residential mortgage loans securing the mortgage bonds issued by Washington Mutual Bank. Please also include any other relevant details, including a discussion of whether you may add or remove mortgage loans from the cover pool that collateralizes the mortgage loans.
Response

Please refer to Note 6, on page 130 of our Form 10-K, where the Company disclosed that as of December 31, 2007, loans totaling $9.09 billion were pledged to secure borrowings under our Covered Bond Program. As part of our expanded disclosures regarding the Program in future filings we will include a statement that the Company may add and remove mortgage loans from the cover pool that collateralizes the mortgage bonds.
6.	We refer to your response to Comment 11. If the Company holds a significant variable interest in the SPE, please provide in future filings the footnote disclosure required by paragraph 24 of FIN 46R, including the Company’s maximum exposure to loss due to its involvement with the statutory trust.
Response

The Company notes that the statutory trusts related to the Company’s Covered Bond Program are Variable Interest Entities (“VIEs”) whose significant variable interests include the covered bonds they issued, and the swaps and the guaranteed investment contracts into which they entered. As of December 31, 2007, the Company did not hold, nor was it a counterparty to the significant variable interests of the VIEs. Therefore, the disclosure requirements of paragraph 24 of FIN 46R, for an entity that holds a significant variable interest in a VIE, including the maximum exposure to loss due to its involvement with the VIE, are not applicable.

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

To the extent the Company holds a significant variable interest in the statutory trusts, the Company will provide in future filings the footnote disclosure required by paragraph 24 of FIN 46R. However, considering the structure of the Covered Bond Program, the Company does not anticipate holding a significant variable interest in the statutory trusts in the future.
7.	We note that you did not provide the expanded disclosures regarding your Covered Bond Program in your Form 10-Q for the quarter ended March 31, 2008 that you indicated in your May 9, 2008 letter would be provided in future filings. Please confirm these disclosures will be included in your Form 10-Q for the quarter ended June 30, 2008.
Response

In our May 9, 2008 response letter, we committed to include the expanded disclosures in the notes to future financial statements when discussing the Company’s Covered Bond Program. We had anticipated providing the expanded footnote disclosures in the annual disclosures of long-term borrowings (such as in the 2008 Form 10-K in Note 13, Advances from Federal Home Loan Banks, Other Borrowings and Trust Preferred Securities) or sooner if the Company experienced any material changes to the Covered Bond Program.

In response to the Staff’s comment in this letter, we will include the expanded disclosures regarding the Company’s Covered Bond Program in a note to the interim financial statements to be filed with the Company's Form 10-Q for the quarter ended June 30, 2008.
Item 11, Executive Compensation
2008 Bonus Plan Design, page 29 of DEF 14A
8.	Refer to prior comment 8 to our letter dated May 1, 2008. Please discuss in greater detail why the committee believes that evaluating the company’s credit performance at the end of the year is more appropriate than establishing specific, quantifiable performance measures for credit risk. Please also discuss how this approach is consistent with the company’s overall compensation objectives. We acknowledge your disclosure regarding the committee’s intent to consider the effect of loan loss provisions in step two of the three-step approach to bonus compensation.
Response

The Human Resources Committee of the Company’s Board of Directors (the “Committee”) varies the performance measures and the weights assigned to each performance measure from year to year based on current year business objectives. A key focus in selecting performance measures with pre-established criteria for 2008 was sustaining and growing the Company’s top-line revenues while controlling expenses. The net operating profit performance measure, together with the other performance measures of noninterest expense, depositor and other retail banking fees and customer loyalty, are consistent with that focus. At the time the Committee originally considered how to factor credit performance into the calculation of 2008 bonus payouts, the Committee determined that it could not design an effective metric for credit performance because it was unable to predict the effects on the Company’s financial results of the unprecedented volatility in the principal market conditions that drive mortgage-related loan loss provisions and expenses related to foreclosed real estate assets. Accordingly, the Committee determined that it would be best to evaluate this aspect of performance after the end of the year in light of actual events and market conditions during the year.

The overall objectives of the Company’s executive compensation program are discussed on pages 23 and 24 of the definitive proxy statement filed with the Commission on March 14, 2008 (the “Annual Proxy Statement”). The Company’s overall executive compensation program incorporates a number of diverse elements that are designed to achieve those objectives in a variety of ways. As stated on page 24 of the Annual Proxy Statement, the annual cash bonus meets our compensation objectives by providing performance-based compensation that is payable only upon our achievement of annual performance measures that are aligned with our business strategy and shareholders’ interests. The 2008 bonus plan is consistent with this framework — after the end of the year, the Committee will evaluate the four elements of operating performance discussed above against pre-established criteria, and also will evaluate other measures of Company financial performance (including credit risk management and overall profitability) and individual performance. This structure — in general and specifically not including a mortgage-related credit metric and instead evaluating it after the end of the year — is consistent with our overall compensation objectives because it maintains the Company’s longstanding practice of paying for performance by tying annual incentive compensation to achievement of critical corporate operating performance goals, and because it aligns with our business strategy to improve Company performance in 2008 and beyond by sustaining and improving core operating performance while managing credit risk during this period of extreme turmoil in the mortgage and credit markets. The approach also is consistent with our other three stated compensation objectives: retention, being competitive with peers while also cost conscious and promoting internal pay equity.

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

The 2008 bonus plan structure motivates management to achieve goals tied to core measures of operating performance, and also provides the Committee with a mechanism to ensure that credit performance and overall profitability are factored into any executive bonus payouts made for 2008 so that any such payouts are aligned with overall performance and shareholders’ interests.

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

Revised Preliminary Proxy Statement on Schedule 14A, filed May 9, 2008
Exercise Price of the Warrants, page 19
9.	In response to prior comment 22 from our letter dated May 1, 2008, you disclose that the board of directors determined to pursue the TPG proposal because it represented “the greatest value and the most favorable terms.” Please expand this disclosure to briefly discuss why the board determined that such was the case. Please also disclose whether the board accepted the TPG proposal as submitted, or whether the board negotiated for more favorable terms before agreeing to the TPG offer.
Response

In response to the Staff’s comment, additional disclosure has been added on page 8 of the Second Revised Proxy Statement.
**********

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

In connection with responding to the comments contained in the letter of the Staff of the Commission to Washington Mutual, Inc. (the “Company”), dated May 16, 2008, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Any additional comments or questions may be addressed to Melissa J. Ballenger at (206) 500-5172 or to Tony Goulart, III, Senior Vice President — Financial Reporting Director at (206) 500-3077.
Sincerely,

/s/ Thomas W. Casey
Thomas W. Casey, Executive Vice President Chief Financial Officer

/s/ Melissa J. Ballenger
Melissa J. Ballenger, Senior Vice President Controller

/s/ Stewart M. Landefeld
Stewart M. Landefeld, Interim Chief Legal Officer

cc:	Carey M. Brennan, Esq.
Washington Mutual, Inc.

Charles E. Smith, Esq.
Washington Mutual, Inc.

Matt McNair, Esq.
Securities and Exchange Commission

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

EXHIBIT A
     EXCERPT FROM 2007 10-K/A. Response to Comment 2 to include five year table for the allowance for loan losses. The below disclosure will be inserted in Management’s Discussion and Analysis — Credit Risk Management section directly preceding the allocated allowance table.
     Changes in the allowance for loan losses were as follows:

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in millions)
Balance, beginning of year	$1,630	$1,695	$1,301	$1,250	$1,503
Allowance transferred to loans held for sale	(550)	(401)	(270)	(23)	(3)
Allowance acquired through business combinations	—	30	592	—	—
Other	7	—	—	—	17
Provision for loan losses(1)	3,107	816	316	209	42

	4,194	2,140	1,939	1,436	1,559
Loans charged off:
Loans secured by real estate:
Home loans(2)	(214)	(50)	(38)	(39)	(65)
Home equity loans and lines of credit(2)	(437)	(31)	(30)	(22)	(14)
Subprime mortgage channel(3)	(566)	(140)	(50)	(39)	(39)
Home construction(4)	—	(8)	(1)	(1)	(2)
Multi-family	(5)	—	(1)	(2)	(5)
Other real estate	(2)	(5)	(8)	(11)	(97)

Total loans secured by real estate	(1,224)	(234)	(128)	(114)	(222)
Consumer:
Credit card	(448)	(322)	(138)	—	—
Other	(8)	(19)	(38)	(53)	(69)
Commercial	(76)	(28)	(34)	(21)	(79)

Total loans charged off	(1,756)	(603)	(338)	(188)	(370)
Recoveries of loans previously charged off:
Loans secured by real estate:
Home loans(2)	6	1	—	—	10
Home equity loans and lines of credit(2)	13	8	9	4	1
Subprime mortgage channel(3)	16	6	3	3	3
Home construction(4)	1	—	—	—	—
Multi-family	—	1	3	3	1
Other real estate	5	2	13	10	17

Total loans secured by real estate	41	18	28	20	32
Consumer:
Credit card	75	53	40	—	—
Other	7	14	19	19	15
Commercial	10	8	7	14	14

Total recoveries of loans previously charged off	133	93	94	53	61

Net charge-offs	(1,623)	(510)	(244)	(135)	(309)

Balance, end of year	$2,571	$1,630	$1,695	$1,301	$1,250

Net charge-offs as a percentage of average loans held in portfolio	0.72%	0.21%	0.11%	0.07%	0.20%
Allowance as a percentage of loans held in portfolio	1.05	0.72	0.74	0.63	0.71

(1)	Includes a $202 million reversal of provision for loan losses recorded in the fourth quarter of 2003.

(2)	Excludes home loans and home equity loans and lines of credit in the subprime mortgage channel.

(3)	Represents mortgage loans purchased from recognized subprime lenders and mortgage loans originated under the Long Beach Mortgage name and held in the investment portfolio.

(4)	Represents loans to builders for the purpose of financing the acquisition, development and construction of single-family residences for sale and construction loans made directly to the intended occupant of a single-family residence.
     EXCERPT FROM 2007 10-K/A. Response to Comment 2 to include brief discussion of the factors that management considered in determining the changes to the yearly allowance for each fiscal period presented in the five year allowance for loan losses table. Response to Comment 3 to include disclosure regarding the three factors that affected the decrease in the allowance from 2005 to 2006. The below disclosure will be inserted in Management’s Discussion and Analysis — Credit Risk Management section directly following the five year allowance for loan losses table.
     The allowance for loan losses increased slightly from $1.25 billion at December 31, 2003 to $1.30 billion at December 31, 2004 reflecting the growth in the loan portfolio. However, the allowance for loan losses as a percentage of loans held in portfolio declined from 0.71% at December 31, 2003 to 0.63% at December 31, 2004 reflecting the continuing strength of the U.S. housing market facilitated by a relatively benign credit environment throughout the year. The favorable credit climate, as well as the sales and runoff of higher risk portfolios in 2003, resulted in much lower net charge-offs in 2004.
     The allowance for loan losses increased $394 million from $1.30 billion at December 31, 2004 to $1.70 billion at December 31, 2005 largely reflecting the addition of the credit card portfolio of the former Providian Financial Corporation on October 1, 2005. Largely as a result of this addition, the allowance for loan losses expressed as a percentage of total loans held in portfolio increased from 0.63% at December 31, 2004 to 0.74% at December 31, 2005. Despite increases in short-term interest rates, the overall credit environment during 2005 was relatively stable, fostered by strong employment and real estate markets.
     The allowance for loan losses decreased $65 million from $1.70 billion at December 31, 2005 to $1.63 billion at December 31, 2006. The allowance for loan losses as a percentage of total loans held in portfolio, declined from 0.74% at December 31, 2005 to 0.72% at December 31, 2006, due to several factors. The credit profile of the Company’s credit card portfolio improved due to the sale of higher risk credit card accounts and from a lower level of bankruptcy-related charge-offs. Delinquency rates on owned credit card loans declined from 3.08% at December 31, 2005 to 2.66% at December 31, 2006. Credit card delinquency rates are one of the key drivers of credit losses in the credit card portfolio and the Company correspondingly reduced the allowance related to credit card receivables. Additionally, the allowance for loan losses was reduced as a result of two primary changes in the assumptions and methodologies used to estimate the allowance attributable to multi-family loans. First, as part of its ongoing program of model improvement, the Company introduced a new model to estimate incurred losses on multi-family loans in 2006. The new model uses a formulaic statistical-based approach for determining loss factors based on relevant default-predictive variables such as loan-to-value and debt service coverage ratios, and geographic factors. The model that was replaced used the same underlying classes of inputs but categorized loans for collective review using the risk grade assigned to them for bank regulatory purposes, the categorization of which inherently involved management judgment. The Company expects this new methodology to result in a better estimate of incurred loss, with greater consistency across periods; it is also more consistent with risk assessment practices in the commercial lending industry. The Company also adopted three year loss confirmation periods for multi-family loans and loans originated or purchased through the subprime mortgage channel, in each case replacing the four year estimate of the loss confirmation period.
     The allowance for loan losses increased $941 million from $1.63 billion at December 31, 2006 to $2.57 billion at December 31, 2007 reflecting higher incurred losses inherent in the home loans portfolio, home equity loans and lines of credit portfolio, and in the subprime mortgage channel portfolio resulting primarily from deteriorating conditions in the U.S. housing market during 2007. Accordingly the allowance for loan losses as a percentage of total loans held in portfolio increased from 0.72% at December 31, 2006 to 1.05% at December 31, 2007. Adverse trends in key housing market indicators, including growing inventories of unsold homes, rising foreclosure rates and a

Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

significant contraction in the availability of credit for nonconforming mortgage products were significant factors that resulted in the increase in the allowance. As a result of these factors, the Company increased its allowance for loan losses with the expectation that it would experience significantly higher credit costs throughout its single-family residential mortgage portfolio.
     EXCERPT FROM 2007 10-K/A. Response to Comment 3 to include brief discussion of the factors that management considered in determining the changes to the yearly allowance for each fiscal period presented, including:
•	Drivers of the $20 million decrease in the allowance for home loans in 2006

•	Effects of changing the subprime loss confirmation period and the nature of other recalibrations of our statistical models in 2006.
     The below disclosure will be inserted in Management’s Discussion and Analysis — Credit Risk Management section directly following the allocated allowance table.
     The allocated allowance for loan losses for home loans decreased $20 million in 2006, while the allowance increased as a percentage of the total loan balance from 0.19% at the end of 2005 to 0.20% at the end of 2006. The $20 million decrease in the allowance for home loans is a small amount relative to the approximately $99 billion in the home loans portfolio at December 31, 2006. This decrease resulted from a combination of offsetting effects, including a $15 billion decline in home loans balances during 2006. In addition, the credit risk profile of the loans remaining in the home loans held in portfolio also changed as home prices in geographic areas of portfolio concentration (e.g., California) generally appreciated over the course of 2006. Partially offsetting these factors that reduced the allocated allowance was the impact from increased levels of delinquencies and nonperforming assets.
     The allocated allowance for loan losses for subprime mortgage channel loans decreased $48 million in 2006 primarily due to the change in the estimate of the loss confirmation period from four years to three years. The loss confirmation period represents the period between a loan default event occurring and the point at which the Company has knowledge of those events. Generally, borrowers are impacted by events that result in loan default and eventual loss well in advance of a lender’s knowledge of those events. Examples of such loss-causing events for home loans are borrower job loss, divorce and medical crisis. The impact of changing the loss confirmation period was partially offset by an increase in the allowance for loan losses from improvements in the estimation of incurred losses associated with the Long Beach subprime portfolio with regard to loans with high loan-to-value ratios and loans in a junior lien position.